SP 6/14



SECURITIES AND EXCHANGE COMMISSION

02007863

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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Estimated average burden hours per response 12.00

SEC FILE NUMBER
8- 12140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2001 (MM/DD/YY) AND ENDING MARCH 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BISHOP ROSEN & CO., INC.



PROCESSING
SEC MAIL
RECEIVED
JUN 10 2002
164
SECTION
WASH, D.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 BROADWAY

(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN J. TIERNAN, TIERNAN & COMPANY, LLP — (212) 490-0200

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TIERNAN & COMPANY, LLP

(Name — if individual, state last, first, middle name)

441 LEXINGTON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ROBERT ROSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISHOP ROSEN & CO., INC., as of MARCH 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

State of New York
County of New York
May 30, 2002

Notary Public

ANTHONY J. RAIMONDI
Notary Public, State of New York
No. 41-8483607
Qualified in Queens County
Certificate Filed in New York County
Commission Expires February 28, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TIERNAN & COMPANY, LLP
Certified Public Accountants
441 Lexington Avenue – Suite 1400, New York, NY 10017-3910
Telephone (212) 490-0200 Fax (212) 490-0338

Chief Examiner
New York Stock Exchange, Inc.
Regulation & Surveillance Group
55 Water Street - 23rd Floor
New York, New York 10041

Re: Bishop, Rosen & Co., Inc.

Gentlemen/Ladies:

Pursuant to Exchange Rule 417 (Audit) we advise you that in connection with our examination of the books and records of the above Company as of March 31, 2002, there were no material inadequacies found to exist in the accounting system, internal accounting control and procedures for safeguarding securities.

Very truly yours,

Tiernan & Company, LLP

TIERNAN & COMPANY, LLP
Certified Public Accountants



TIERNAN & COMPANY, LLP
Certified Public Accountants
441 Lexington Avenue – Suite 1400, New York, NY 10017-3910
Telephone (212) 490-0200 Fax (212) 490-0338

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bishop, Rosen & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Bishop, Rosen & Co., Inc. at March 31, 2002 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bishop, Rosen & Co., Inc. at March 31, 2002, and the results of operations and changes in ownership equity, subordinated liabilities, and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Tiernan & Company, LLP

New York, New York
May 22, 2002

BISHOP, ROSEN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Cash	$	171,002
Prepaid expenses		97,143
Other receivables		290,011
Securities owned		1,941,127
New York Stock Exchange Seat, at cost (market value $2,475,000)		87,647
Use of American Stock Exchange Seat, at market (Note 5)		270,000
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $174,123)		959,948
Due from brokers		382,159
Long-term investments		48,600
Other assets		655
	$	4,248,292

LIABILITIES AND OWNERSHIP EQUITY

Securities sold, not yet purchased	$	419,299
Accrued payroll, expenses and taxes		745,192
Subordinated loan payable		650,000
Exchange membership, contributed for use of Company, at market value (Note 5)		270,000
Total Liabilities		2,084,491
Ownership Equity		2,163,801
	$	4,248,292

The accompanying notes are an integral part of the financial statements.

BISHOP, ROSEN & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2002

Revenue	
Commissions	$ 6,731,426
Net investment gains	727,763
Floor brokerage	1,025,539
Syndication	35,037
Mutual fund	116,607
Commodity	13,581
Interest and dividends	699,889
Other income	223,608
	9,573,450
Expenses	
Employee compensation and benefits	5,820,977
Commission and floor brokerage	754,395
Occupancy and equipment	1,072,078
Communications	132,418
Taxes, other than income taxes	313,384
Depreciation and amortization	79,723
Other operating expenses	1,315,858
	9,488,833
Income before income taxes	84,617
Income tax (provision) credit (Note 7)	95,544
Net Income	$ 180,161

The accompanying notes are an integral part of these financial statements.

BISHOP, ROSEN & CO., INC.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

FOR THE YEAR ENDED MARCH 31, 2002

	$10 Stated Value Preferred Stock* ($681,636 Aggregate Redemption Preferences)		$.10 Par Value Common Stock**		Retained Earnings	Treasury Stock		Total
	Shares	Stated Value	Shares	Par Value		Shares	Cost	
Balance at April 1, 2001	14,731	$ 147,310	17,290	$ 1,729	2 2,031,577	4,733	$ 196,976	$ 1,983,640
Net income	-	-	-	-	180,161	-	-	180,161
Balance at March 31, 2002	14,731	$ 147,310	17,290	$ 1,729	$ 2,211,738	4,733	$ 196,976	$ 2,163,801

* $10 Stated Value Preferred Stock
Authorized, issued and outstanding . . . . 14,731 shares

** $.10 Par Value Common Stock
Authorized . . . . 52,800 shares
Issued . . . . 17,290 shares
Outstanding . . . . 12,557 shares

The accompanying notes are an integral part of these financial statements.

BISHOP, ROSEN & CO., INC.

STATEMENT CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED MARCH 31, 2002

Balance, beginning of year	$ 687,000
A. Increase	650,000
B. Decrease	417,000
Balance, end of year	$ 920,000

The accompanying notes are an integral part of the financial statements.

BISHOP, ROSEN & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2002

Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows Provided by Operating Activities		
Net income	$	180,161
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		79,723
Net Changes in Assets and Liabilities Not Affecting Cash		
Securities inventory		(252,433)
Due from brokers		(7,028)
Other receivables		(51,564)
Prepaid expense		11,428
Other assets		-
Accrued payroll, expenses and taxes		(877,176)
Securities sold, not yet purchased		234,393
Net Cash Used in Operating Activities		(682,496)
Cash Flows Provided by Investing Activities		
Purchase of furniture, equipment and leasehold improvements		(40,685)
Amount received for leasehold improvements		62,291
Net Provided by Investing Activities		21,606
Cash Flows Provided by Financing Activities		
Amount received from officers for subordinated loans		650,000
Net Cash Provided by Financing Activities		650,000
Net decrease in cash and cash equivalents		(10,890)
Cash and cash equivalents at beginning of year		181,892
Cash and cash equivalents at end of year	$	171,002

Supplementary Disclosures of Cash Flow Information

Income taxes paid	$	184,756

Changes in Financial Position Not Affecting Cash

Use of American Stock Exchange seat and exchange membership contributed for use of Company - decrease in value	$	417,000

The accompanying notes are an integral part of these financial statements.

BISHOP, ROSEN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2002

1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Bishop, Rosen & Co., Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

The Company is primarily engaged in a single line of business as a securities broker and dealer which is comprised of several classes of service, such as principal transactions, agency transactions and underwriting. The principal market for the Company's service is the United States.

Securities transactions (and related commissions service and expense) are recorded on a trade date basis. Securities are carried at market value.

Depreciation is provided on furniture and fixtures on a straight-line or accelerated basis over their estimated useful lives of 5 or 7 years. Certain small property additions are charged to expense under section 179 of the Internal Revenue Code in the year purchased.

Amortization on leasehold improvements is provided on a straight-line basis over 39 years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Financial Instruments With Off-Balance Sheet Risk

The Company is subject to market risk in connection with securities sold, not yet purchased. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the Statement of Financial Condition.

3. Net Capital

As a registered broker-dealer and a member of the New York Stock Exchange (NYSE), the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company's net capital under the Rule amounted to $1,165,847 exceeding the minimum net capital required under the Rule by approximately $1,070,167. The Company is also subject to Rule 325 of the New York Stock Exchange. Rule 325 requires the Company to maintain net capital equal to or greater than 150 percent of minimum net capital. This required amount, $200,000, was exceeded by the Company's net capital by approximately $966,000.

As of March 31, 2002, the ratio of aggregate indebtedness to "net capital" was approximately 1.2 to 1.

4. Correspondent

Accounts of customers are carried by a correspondent, Wexford Securities, in the name of such firm on a fully disclosed basis.

5. Contributed Exchange Member

Pursuant to an agreement dated August 6, 1975, a member of the American Stock Exchange contributed the use of his seat. Insofar as may be necessary, for the protection of the creditors of the corporation, and subject to the constitution and rules of the American Stock Exchange the proceeds of his membership shall be an asset of the Corporation. This agreement may be terminated by either party upon seven (7) days prior written notice sent from one to the other.

6. Commitments and Contingencies

The Company has entered into a new lease agreement for office space in New York City beginning October 1, 2000 and expiring September 30, 2010.

6. **Commitments and Contingencies** *(continued)*

The following is a schedule of future minimum rentals under the leases at March 31, 2001:

Year Ending March 31,	Office Rent
2003	$ 603,863
2004	603,862
2005	603,863
2006	636,068
2007	668,274
Thereafter	2,338,961
	$ 5,454,891

Rental expense for office space charged to operations for the year ended March 31, 2002 was $613,275, inclusive of commercial rent tax.

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Costs for all known claims not covered by insurance were recognized in the financial statements. In the opinion of management, the amounts of any additional liability will not have a material impact on the financial statements.

7. **Income Tax**

The current income tax expense consists of the following:

Federal tax credit	$ (123,644)
State and City	28,100
	$ (95,544)

The Federal tax credit results from a carryback of the Work Opportunity Credit to previous years

8. **Profit-Sharing Expense**

The Company has a defined contribution (profit-sharing) plan covering all eligible employees. Contributions to the plan for the year ended March 31, 2002 were $30,000.

BISHOP, ROSEN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2001

9. Subsequent Event

On May 25, 2002 the Company sold its membership in the New York Stock Exchange for approximately $2,500,000.

* * * * * * * * * *

Pursuant to Rule 17a-5 of the Securities and Exchange Commission and Rule 418 of the New York Stock Exchange, the financial statements of the most recent annual audit of Bishop Rosen & Co., Inc. is available for examination and copying at its office at 100 Broadway, New York, New York 10006, the New York Regional Office of the Securities and Exchange Commission and the Offices of the New York Stock Exchange.

ADDITIONAL INFORMATION

BISHOP, ROSEN & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2002

Net Capital		
Total stockholder equity		$ 2,163,801
Less Deductions and/or Charges		
Non-Allowable Assets		
Exchange memberships	$ 87,647	
Floor broker receivable	21,910	
Securities	48,600	
Furniture, equipment and leasehold improvements	959,948	
Demand note	(650,000)	
Prepaid expenses and other assets	352,285	
		820,390
Net capital before haircuts on securities position		1,343,411
Haircuts on Securities		
Trading and Investment Securities		
Other securities		177,564
Net Capital		$ 1,165,847
Aggregate Indebtedness		
Items Included in Statement of Financial Condition		
Securities sold, not yet purchased		$ 419,299
Accrued payroll, expenses and taxes		1,015,192
Total Aggregate Indebtedness		$ 1,434,491

A reconciliation of the material differences between the Aggregate Indebtedness shown on the Company's FOCUS Report, Part IIA and the amounts shown above follows:

Aggregate Indebtedness per FOCUS Report, Part IIA	$ 1,441,281
Decrease in accrued payroll, expenses and taxes	(6,790)
Aggregate Indebtedness as Adjusted	$ 1,434,491

BISHOP, ROSEN & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2002

Computation of Basic Net Capital Requirements

Net Capital	$ 1,165,847
Minimum Net Capital (6 2/3% of aggregate indebtedness)	$ 95,680
Minimum Dollar Net Capital	$ 200,000
Excess Net Capital ($1,186,395 - 200,000)	$ 965,847
Excess Net Capital at 1,000%	$ 1,022,398
Ratio: Aggregate Indebtedness to Net Capital	1.2 to 1

A reconciliation of the material differences between the Company's computation as filed in their FOCUS Report, Part IIA, and the amounts shown above follows:

Net capital per FOCUS report, Part IIA	$ 989,487
Decrease in non-allowable assets resulting from audit adjustments	29,581
Federal Credits resulting from WTC tax law changes	123,644
Audit adjustment - settlement to trade date	19,507
Other audit adjustments - net	3,628
Net Capital as Adjusted	$1,1865,847

BISHOP, ROSEN & CO., INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2002

Exemptive Provisions:

An exemption from Rule 15c3-3 is claimed based upon section:

C. (K) (2) (B) - All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Wexford Securities.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

There were no funds, securities or futures contracts held in segregation at March 31, 2002.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

There were no customer's fully paid and excess margin securities not in the respondent's possession or control as of the report date.



TIERNAN & COMPANY, LLP
Certified Public Accountants
441 Lexington Avenue – Suite 1400, New York, NY 10017-3910
Telephone (212) 490-0200 Fax (212) 490-0338

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Bishop, Rosen & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Bishop, Rosen & Co., Inc. (the Company) for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 325 of the New York Stock Exchange, Inc. (NYSE) and by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NYSE's and the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tiernan & Company, LLP

TIERNAN & COMPANY, LLP
Certified Public Accountants

New York, New York
May 22, 2002

BISHOP, ROSEN & CO., INC.



SEC MAIL PROCESSING
RECEIVED
JUN 1 0 2002
WASH. D.C.
164
SECTION

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED MARCH 31, 2002

BISHOP, ROSEN & CO., INC.

CONTENTS